FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending September 27, 2005

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --


   Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons



I give below details of changes in the interests of Directors, Persons Discharging Managerial Responsibility or Connected Persons in the Ordinary Shares of GlaxoSmithKline plc.




19 September 2005       The Administrators of the SmithKline Beecham Employee
                        Benefit Trust ("the Trust") notified the Company on
                        26 September 2005 that 1,249 Ordinary shares in the
                        Company had been sold on 19 September 2005 on behalf of participants in the SmithKline Beecham Bonus
                        Investment Plan at a price of GBP13.81.



                        The Trust also notified the Company on 26 September 2005 that 1,809 Ordinary shares had been transferred from the Trust to participants in the SmithKline Beecham Bonus Investment Plan.



                        The Trust also notified the Company on 26 September 2005 that, in correction of an earlier administrative error, 4,419 Ordinary shares have been transferred from participants in the SmithKline Beecham Bonus Investment Plan to participants in the GlaxoSmithKline Annual Investment Plan.





The Trust is a discretionary fund of which all non US employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. One of the Company's directors, Mr J Heslop is therefore interested in the shares held in the fund from time to time in the same way as other non US employees or former employees of GlaxoSmithKline plc and its subsidiaries.



This notification relates to a transaction notified in accordance with Disclosure Rule 3.1.4R(1)(b).



S M Bicknell
Company Secretary


27 September 2005






SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: September 27, 2005                                  By: LORRAINE DAY
                                                              ------------
                                                              Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc